EX 107

Calculation of Filing Fee Table

Schedule TO

(Form Type)

Tortoise Energy Independence Fund, Inc.

(Exact Name of Registrant as Specified in its Charter)

Table 1: CALCULATION OF FEE FILING

TRANSACTION VALUATION		AMOUNT OF FILING FEE
$2,922,563.99	(a)	$322.07	(b)

(a)	The Transaction Value is calculated by multiplying 5% of the 1,845,997.00 issued and outstanding Shares of Tortoise Energy Independence Fund, Inc. by 98% of $32.31, the Net Asset Value per share as of the close of ordinary trading on the New York Stock Exchange on September 23, 2022. The transaction valuation is estimated solely for purposes of calculating the filing fee and represents the total cost to Registrant of purchasing the estimated maximum number of shares pursuant to the Offer.
(b)	Calculated at $110.20 per $1,000,000 of the Transaction Valuation.